

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 19, 2007

Via Facsimile (212) 541-1438 and U.S. Mail

Kenneth L. Henderson, Esq.
Bryan Cave LLP
120 West 45th Street
New York, NY 10036

　　　　Re:　**NetRatings, Inc.**
　　　　　　　Preliminary Proxy Materials filed on February 28, 2007, as amended
　　　　　　　File No. 0-27907

　　　　　　　Schedule 13E-3 filed on February 28, 2007, as amended
　　　　　　　By Valcon Acquisition Holding S.A.R.L., *et al*
　　　　　　　File No. 5-57383

Dear Mr. Henderson:

　　　　We have reviewed your filings and have the following comments.

Schedule 13E-3

1.　　　We note your response to prior comment 1. As you correctly indicate in your response, we will "look through" acquisition vehicles. We will also "look through" other shell entities, such as Valcon, an identified filing person. Please identify the members of the controlling stockholder group as filing persons or provide a detailed analysis in support of your position. If your response is to remove Valcon as a filing person, your analysis will have to explain why Valcon is not directly or indirectly engaged in the going private transaction.

Special Factors
Background of the Merger

2.　　　We not your response to prior comment 6. All the identified materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Lehman and JP whether <u>oral or written</u>, <u>preliminary or final</u>, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-

A. Revise to summarize all the presentations made and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3. If you believe the materials do not fall within Item 9 of Schedule 13E-3 please provide a legal analysis in support of your position. In addition, please explain why you believe the various Lehman presentations do not contain any significantly different information from the materials already disclosed.

Reasons for the Special Committee's Determination; Fairness of the merger

3.   We note your response to and reissue prior comment 8. Many of the bullet points identified as factors considered by the special committee, board and Nielsen parties were not revised in response to the comment and remain insufficient. Please revise.

4.   We note your response to prior comment 9. Please expand your discussion of liquidation value to explain why liquidation value was not considered. In addition, please quantify the going concern value and explain the "variety of factors" that were considered in greater detail.

Reasons for Our Board of Directors Determination; Fairness of the Merger

5.   We note your response to prior comment 10. Each filing person is required to satisfy the disclosure obligations of Item 1014 of Regulation M-A. Accordingly, please expand your disclosure to specifically address the consideration the board gave to each Instruction 2 to Item 1014 factor and Item 1014 factor. In addition, we note that the board considered the report of the special committee and the factors considered therein. Please provide detailed disclosure explaining how each factor addressed by the special committee impacted the board's fairness determination. Finally, please expand your disclosure to explain what consideration was given to the Lehman opinion. The disclosure should reflect whether and to what extent consideration was given to the underlying analyses.

Opinion of Lehman Brothers

6.   We reissue prior comment 14. You are responsible for the accuracy of your disclosure. Please delete the statement that your "summary is qualified in its entirety by reference to the full text of the opinion." Investors are entitled to rely on your disclosure. Revise elsewhere in the document to make corresponding changes.

7.   We reissue prior comment 17. We are unable to locate the quantification required by Item 1015(b)(4) of Regulation M-A. In that regard, please note that the Item 1015(b)(4) also contemplates disclosure of the relationship between the outside party and the subject company's affiliates. This comment also applies to the JPMorgan disclosure.

The Position of the Nielsen Parties as to the Fairness of the Merger

8.   Please expand your disclosure to discuss net book value, going concern value and liquidation value in greater detail. In addition, please expand your discussion of procedural fairness to address Items 1014(d) and (e) of Regulation M-A. Finally, please explain what impact the absence of a majority vote of unaffiliated stockholders provision had on the Nielsen parties' fairness determination.

Financing the Merger

9.   Identify the affiliates of NMR providing financing for the transaction.

Closing Comments

        Please file an amended Schedule 13E-3 and Schedule 14A in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provide any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Direct any questions to me at (202) 551-3345.

                                        Sincerely,

                                        Michael Pressman
                                        Special Counsel
                                        Office of Mergers and Acquisitions